Exhibit 99.1

FOR IMMEDIATE RELEASE: September 15, 2014	PR 14-14

Atna Provides Technical Report Results for the Pinson Underground and Mag Open Pit Projects

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) is pleased to present the results of its Technical Report that provides an updated resource estimate and mine plan for its Pinson Underground Project and the results of a positive pre-feasibility study for the Mag Open Pit Project at Pinson. Pinson is located in Humboldt County, Nevada.

“Both projects, the Pinson Underground and the Mag Open Pit demonstrate positive economic results that will withstand downside pressures in gold price and increased capital and operating costs. The technical report supports increasing the rate of production at Pinson Underground where mining began three months ago. The study also demonstrates that the Mag Open Pit project is economically attractive and provides the basis to commence the permitting process. The combined Pinson Underground and Mag Open Pit operations have the potential to return over $100 million in cash flow to shareholders at cash costs estimated to be on the order of $700 per ounce. The study focused on maximizing the extraction of well defined reserves and resources. Significant additional potential remains to convert resources to mineral reserves and to generate economic synergies between the two projects,” states James Hesketh, President & CEO.

Pinson Underground Summary

•	Criteria and grade shells used to develop the mineral resource model reflect tighter grade shell constraints and reduced projections along strike and down dip to reflect experience gained during the mining campaign of 2012 to 2013.
•	Proven and Probable reserves contain 160,000 ounces at a grade of 0.403 oz/ton
•	4 year mine life with upside: a high resource to reserve conversion potential with infill drilling
•	Mining methods: Long hole stoping with delayed fill and underhand drift and fill
•	Gold Production: 30,000 to 45,000 ounces per year
•	Average cash cost: $658/oz; Average full cost: $767/oz
•	Sustaining capital: $14.3 million over 4 years
•	Pre-tax NPV @ 8% discount: $61 million at $1,300 Au
•	Project economics remain positive over a wide range of operating costs, capital costs and gold prices.

Mag Open Pit Summary

•	Constrained to private land section only, which contains approximately 50% of resource base
•	Conventional open pit, crush, heap leach operation
•	Total 183,600 gold ounces recovered over 6-year life
•	Pre-tax NPV @ 8% discount: $28.1 million; IRR=19.5%
•	Total CAPEX: $66.9 million including mining equipment, crushing plant and ADR gold recovery plant
•	Upsides: Contract mining vs. self mine; ROM leach vs. crush leach

1

A number of reputable firms and their Qualified Persons worked on the study, which will be released in an NI43-101 compliant Technical Report. Golder Associates Inc. (Golder) of Lakewood, Colorado was the primary author of the report and was responsible for open pit and heap leach design and costing and takes overall responsibility for its content except as noted below. SGS-Metcon/KD Engineering of Tucson, Arizona were responsible for open pit metallurgy, crushing and recovery plant designs and for the cost estimates of those facilities. Open pit resources were estimated by Gustavson Associates of Lakewood Colorado. Practical Mining of Elko, Nevada completed underground resources, mine plans and economic costing. The Technical Report will be filed following this press release. All units in this release are in English or Imperial units and all costs are in US dollars. Federal income taxes for the projects were each estimated on a project stand-alone basis using statutory tax rates and do not take into account previous losses, acquisition costs, or the effect of corporate consolidation and overheads and may overstate actual tax impacts.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration (No. 3069054), a Licensed Geologist and qualified person, as defined in NI 43-101, who has verified the authenticity and validity of the technical information contained within this news release.

Pinson Underground

Practical Mining LLC of Elko, Nevada was retained to compile a new resource model and mine design for the Pinson Underground project based on all drill results and experience gained from previous mining and development carried out by Atna to date. The previous mining experience at Pinson was used to update the underground resource estimate and increase the confidence in using the estimate for production mine design. The criteria and grade shells used to develop the mineral resource model were modified to reflect the extent of mineralization encountered during the mining campaign of 2012 to 2013. The Pinson Mine underground resources are summarized in the tables below. The CX resources within section 32 include only Atna’s 41.66% ownership interest.

Pinson Mine Underground Mineral Resources by Area

		Measured			Indicated			Measured + Indicated			Inferred
Redox	Area	ktons	opt	koz	ktons	opt	koz	ktons	opt	koz	ktons	opt	koz
	CX Section 32	0.3	0.449	0.1	24.6	0.360	8.9	25.0	0.361	9.0	49.1	0.346	17.0
	CX Excluding Section 32	0.0	0.000	0.0	98.8	0.317	31.3	98.8	0.317	31.3	192.5	0.297	57.2
	CX West	3.2	0.366	1.2	67.2	0.342	23.0	70.4	0.343	24.2	16.7	0.288	4.8
	Line Hole North	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	6.8	0.463	3.2
Oxide	Line Hole South	6.0	0.374	2.3	4.1	0.399	1.6	10.1	0.384	3.9	0.0	0.000	0.0
	Ogee	19.9	0.515	10.3	46.6	0.478	22.3	66.5	0.489	32.5	13.1	0.314	4.1
	Otto	1.3	0.352	0.5	3.8	0.302	1.2	5.2	0.315	1.6	1.5	0.310	0.5
	Range Front	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	86.6	0.631	54.7
	Subtotal Oxide	30.8	0.464	14.3	245.1	0.360	88.2	275.9	0.372	102.5	366.2	0.386	141.4
	Adams Peak	4.2	0.338	1.4	67.9	0.380	25.8	72.1	0.378	27.2	43.6	0.395	17.2
	CX Section 32	0.0	0.000	0.0	10.9	0.507	5.5	11.0	0.506	5.6	15.9	0.465	7.4
	CX Excluding Section 32	0.0	0.000	0.0	20.6	0.340	7.0	20.7	0.340	7.0	232.6	0.344	79.9
	CX West	2.1	0.545	1.1	54.4	0.320	17.4	56.5	0.329	18.6	38.1	0.430	16.4
Sulfide	Line Hole North	0.0	0.000	0.0	10.4	0.472	4.9	10.4	0.472	4.9	231.1	0.520	120.1
	Line Hole South	3.8	0.632	2.4	1.3	0.631	0.8	5.0	0.632	3.2	0.0	0.000	0.0
	Ogee	24.6	0.697	17.1	90.1	0.619	55.7	114.7	0.635	72.9	297.0	0.491	145.8
	Otto	4.3	0.351	1.5	83.2	0.493	41.0	87.5	0.486	42.5	69.8	0.457	31.9
	Range Front	0.0	0.000	0.0	152.9	0.409	62.6	152.9	0.409	62.6	377.7	0.372	140.5
	Subtotal Sulfide	39.0	0.605	23.6	491.7	0.449	220.8	530.7	0.461	244.4	1,305.7	0.428	559.3
	Total	67.7	0.543	37.9	736.9	0.419	309.1	806.6	0.43	346.9	1,671.9	0.419	700.7

2

Both the underground mineral resources and underground proven and probable reserves disclosed, described and evaluated in the May 18, 2012 Technical Report on the property, are not deemed current by Atna and have been updated in this Technical Report to reflect tighter grade shell constraints and reduced projections along strike and down-dip from previous estimates. Pinson Underground mineral resources were estimated using cut-off grades of 0.22 opt and 0.19 opt for oxide and refractory sulfide mineral resources respectively calculated using a $1,500 gold price. Work completed during underground development operations in 2012 and 2013 provided significant insight into the appropriate mining methods and ground conditions present at the project.

Pinson Underground Mineral Reserves

	Proven			Probable			Proven + Probable
Area	ktons	Opt	koz.	ktons	opt	koz.	ktons	opt	koz.
Adams Peak	4.4	0.230	1.0	52	0.353	18	56	0.344	19
CX West	2.8	0.233	0.7	4.7	0.348	1.6	7.5	0.305	2.3
Linehole South	7.4	0.357	2.6	2.3	0.399	0.9	9.6	0.367	3.5
Ogee	48	0.443	21	103	0.480	50	151	0.468	71
Otto	7.5	0.187	1.4	70	0.399	28	77	0.379	29
Range Front				95	0.367	35	95	0.367	35
Total	70	0.384	27	327	0.408	133	397	0.403	160

Note: Oxide and sulfide mineral reserves have been estimated at a cutoff grades of 0.23 opt and 0.22 OPT respectively using a gold price of $1,300 per ounce. Mineral Reserves include allowances for 5% mining losses and 10% unplanned dilution at zero grade.

Underground mining at Pinson consists of two primary mining methods: long-hole open stoping with delayed backfill and underhand drift and fill. The preferred sequence for long-hole stopes is to mine from the bottom up and for drift and fill to mine underhand or from the top down. Previous mining at Pinson was exclusively underhand drift and fill. The mine plan assumes a two-crew operation in the fourth quarter of 2014 expanding thereafter to a maximum mining rate of 520 tons per day in 2016. Forecast production declines in 2017 with the depletion of known proven and probable reserves. Additional infill and step-out drilling from the underground workings will be required to convert additional resources to reserves and extend mine life. The four-year mine plan is shown in the following table:

	2014	2015	2016	2017	Total
Oxide Ore Mined (ktons)	13	23	48	27	110
Grade (opt)	0.290	0.156	0.238	0.263	0.233
Contained Gold (koz.)	3.6	3.5	11.5	7.1	25.7

Refractory Ore Mined (ktons)	9	103	142	33	287
Grade (opt)	0.696	0.431	0.471	0.510	0.468
Contained Gold (koz.)	6.1	44.4	67.0	17.0	134.4

Total Ore Mined (ktons)	21	126	190	60	397
Grade (opt)	0.457	0.381	0.412	0.399	0.403
Contained Gold (koz.)	9.7	47.9	78.5	24.0	160.1

Gold Sales (koz.)	7.7	40.0	64.8	18.9	131.5

Stope Development Drift Ore (ktons)	9	60	64	8	141
Mechanized Stope Ore Mined (ktons)	12	65	121	52	251
Shrink Stope Ore Mined (ktons)	-	-	6	-	6

Expensed Waste Mined (ktons)	1	30	25	10	65

Primary Development Drifting (feet)	-	3,267	3,179	236	6,682
Secondary Development Drifting (feet)	-	1,053	547	40	1,640
Raise Development (feet)	-	247	142	186	575

3

Production at the Pinson Underground mine commenced in June 2014. The required infrastructure necessary to support the planned level of underground mining is currently in place and previous mining has provided insight into the ground conditions and the appropriate mining methods for extraction of the mineral reserves. A contract with a qualified underground mining contractor is in place and a number of lots of oxide and refractory mineralized material mined underground have been sold to third-party processing facilities with favorable results. Mine capital and risk exposure has been minimized by using a contractor. Future capital spending is limited to 6,700 feet of mine development to access reserves below the current extent of mine development at the 4600 level and above the 4100 planned lowest level. These factors provide a strong basis for the capital and operating costs used in the study.

Economic analysis of the Pinson underground project, at a gold price of $1,300 per ounce, shows a net pre-tax Net Present Value (NPV) at an 8% discount rate of $61 million. The after-tax NPV at an 8% discount rate is $51.7 million. These results are estimated on a stand-alone basis with no operating synergies being considered in combination with the Mag Open Pit.

Calendar Year	Total	2014	2015	2016	2017

Pinson Underground Income Statement ($ 000's)

Total Gold Sales (ounces)	170,971	10,051	52,039	84,253	24,628

Total Operating Cost	(71,922)	(4,045)	(23,464)	(33,261)	(11,152)
Royalty	(10,258)	(603)	(3,122)	(5,055)	(1,478)
Nevada Net Proceeds Tax	(4,352)	(270)	(1,254)	(2,263)	(564)
Total Cash Cost	(86,532)	(4,918)	(27,841)	(40,579)	(13,194)
EBITDA	84,439	5,133	24,198	43,673	11,434

Depreciation	(14,340)	0	(2,351)	(8,582)	(3,407)
Pre-Tax Income	70,099	5,133	21,847	35,091	8,027
Income Tax	(18,375)	(1,339)	(7,288)	(8,124)	(1,624)

Net Income	51,724	3,795	14,559	26,967	6,403

Cash Flow Statement (000's)

Net Income	51,724	3,795	14,559	26,967	6,403
Depreciation	14,340	0	2,351	8,582	3,407
Working Capital	0	(567)	(2,645)	(1,470)	3,160
Operating Cash Flow	66,064	3,227	14,265	34,079	12,970

Capital Costs
Capitalized Development	(13,740)	0	(6,870)	(5,972)	(899)
Mine Capital	(600)	0	(400)	(200)	0
Total Capital	(14,340)	0	(7,270)	(6,172)	(899)

Net Cash Flow	50,202	3,227	6,995	27,908	12,072
Cumulative Cash Flow		3,227	10,222	38,130	50,202

4

Project economics remain positive with a wide range of variations in operating costs, capital costs and gold prices. The project also maintains a positive outlook with changes to both capital and operating cost as is demonstrated in the following table:

Variance		-40%	-20%	0%	20%	40%
Gold	NPV($M)	$7.1	$33.9	$60.7	$87.4	$114.2
Price	PI	1.56	3.66	5.76	7.87	9.97

Oper.	NPV($M)	$84.9	$72.8	$60.7	$48.6	$36.5
Costs	PI	7.66	6.71	5.76	4.81	3.86

Capital	NPV($M)	$65.7	$63.2	$60.7	$58.1	$55.6
Costs	PI	9.60	7.20	5.76	4.80	4.12

Notes:

1.	Profitability Index (PI) is the ratio of the present value of cash flows to investment.
2.	The internal rate of return is undefined when the cash flow is positive for all years of the project including the first year.

Recommendations for the Pinson underground are to expand the current underground contract mining program from 4 shifts per week to a full-scale production schedule, to continue mining mineral reserves accessed by the existing development and to resume development of the Pinson Spiral in Q1 2015. Underground drilling will be required to convert additional resources to reserves to extend mine life.

Mag Open Pit Project

Golder was commissioned to produce a Technical Report for the Mag Open Pit at a level sufficient to support an updated new Mineral Reserve estimate as part of a Preliminary Feasibility Study for the project. The Mag Open Pit resource is lower grade, disseminated, and near surface. It is suitable for exploitation by surface mining methods. This resource is spatially separated from the higher grade, more structural controlled resource at Pinson that has been defined for the underground project. The Mag Open Pit mineral resource as previously reported in the May 18, 2012 Technical Report, are shown in the following table. The grade of mineralization shown reflects total gold grade in ounces per ton (opt).

5

Mag Open Pit Mineral Resources

Open Pit Mineral Resource by Area, 0.010 opt Au Cutoff
	Measured			Indicated			Measured + Indicated			Inferred
Zone	Tons (1,000)	Gold Grade (opt)	Gold Ounces (1,000)	Tons (1,000)	Gold Grade opt	Gold Ounces (1,000)	Tons (1,000)	Gold Grade opt	Gold Ounces (1,000)	Tons (1,000)	Gold Grade opt	Gold Ounces (1,000)
Mag Pit	20,631	0.034	711	2,704	0.074	201	23,335	0.039	912	533	0.038	20
South Zone	528	0.040	21	1,604	0.030	49	2,131	0.033	70	291	0.028	8
Summary	21,159	0.035	732	4,307	0.058	250	25,466	0.039	982	824	0.034	28

The life-of-mine reserves for the open pit are shown in the following table are based on a gold price of $1,250 per ounce for the open pit operations. Mine reserves are calculated at an internal cyanide soluable gold cutoff grade of 0.0064 opt at $1,250 per ounce. Cyanide soluble gold grade (AuCN), versus total gold grade, was utilized to drive the reserve estimate for the Mag Open Pit estimate due to the presence of refractory sulfide, non-heap leach recoverable gold mineralization in the resource.

Mag Open Pit Mineral Reserves

Reserve Summary at 0.0064 opt AuCN Cutoff (Imperial)
		Proven			Probable			Proven + Probable
Zone		Ounces	Tons (1,000)	Grade (opt)	Ounces	Tons (1,000)	Grade opt	Ounces	Tons (1,000)	Grade opt
Mag Pit	Au	250,579	6,323	0.0396	72,065	837	0.0861	322,644	7,160	0.0451
Mag Pit	AuCN	140,554	6,323	0.0222	43,047	837	0.0514	183,600	7,160	0.0256

Note: Grade reported in both total gold grade (Au) & heap leach recoverable gold (AuCN)

The reserves are currently constrained based on the limits of private fee owned, non-public property that contain those portions of the Mag Pit mineralization zones within Sections 33 and 28 of the mine property. Substantial additional resource is located outside of these boundaries on publicly owned property. This additional resource should be studied in the future as a potential project expansion, but would require additional permitting to develop.

The mining method proposed for the Mag Pit consists of traditional drill and blast operations followed by loading rear-dump haul trucks for ore transport to the crushing plant and the waste rock storage facility. A fleet of 100-ton haul trucks and 16 cubic yard wheel loaders will be utilized. The mining fleet has been selected to match the mine plan target production rate of 1.5 million ore tons per year. The proposed mining schedule employs two ten-hour shifts per day, seven days per week. This study assumes that new mining equipment is purchased and self-mined by Atna employees.

Metallurgical test work supports the processing of the Mag Pit ores by crushing, heap leaching, with metal recovery by carbon adsorption, desorption, and recovery by electrowinning. The development plan for the Mag pit envisions two-stage crushing, and recovery by heap leaching and gold recovery in an ADR plant.

The Mag open pit mine is projected to have a life of 6 years with a payback of 4.4 years at a gold price of $1,300 per oz. The project’s expected cash-operating cost is estimated to be $627 per oz of gold. The cash flow assumes that all equipment, including mining equipment, is purchased outright versus being financed over time or purchased used, which is the more likely outcome for development. Contract mining was not reviewed as an option, but, due to the relatively short project life, would likely improve economic returns and reduce up-front capital cost. Additionally, run-of-mine leaching, the recovery method historically used at Pinson, may also be a viable option for reducing capital cost and increasing overall returns.

6

Economic analysis of the Mag Open Pit project, at a gold price of $1,300 per oz shows a pre-income tax Net Present Value @ 8% (NPV8) of $28.1 M after inclusion of the Nevada Net Proceeds tax using a 0.0064 opt cyanide soluble cutoff grade. This yields a rate of return of 19.5%. These results are estimated on a stand-alone basis with no operating synergies assumed from a potential combination of the underground mine at Pinson.

The capital and operating cost estimate for the Mag Open Pit Project have been developed assuming that it is developed and mined by Atna. Given the project’s short mine life, the plan incurs minimal estimated sustaining capital. Estimated equipment salvage value (US$11.6M) is included in the yearly cash flow analysis shown below.

Summary of Open Pit Capital Cost Estimate (US$)

Item	Total
Open Pit Mine Capital (Initial and sustaining)	$25,657,274
Surface Facilities (Heap Leach Facility and Shop)	$9,788,000
Processing	$30,160,960
Misc: Bonding Cost	$1,273,000
Total	$66,879,234

Annual operating cash flows using a gold price of $1,300 per ounce are shown in the following table:

Mag Open Pit Estimated Yearly Production and Cash Flow Summary ($000s)

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	TOTAL
Production Statistics
Waste Tons Mined (000s tons)	11,965	8,528	7,561	1,355	558	96	30,064
Ore Tons Mined (000s tons)	391	1,547	1,474	1,540	1,531	678	7,160
Ore Tons Processed (000s tons)	380	1,521	1,510	1,521	1,521	707	7,160
Au Oz’s Mined (Ounces)	5,519	39,198	27,314	41,166	46,412	23,991	183,601
Au Oz’s Sold (Ounces)	4,195	31,115	30,166	37,842	45,153	35,130	183,601
Cumulative Oz’s Sold (Ounces)	4,195	35,310	65,476	103,318	148,471	183,601	183,601
GROSS SALES REVENUE ($000) @ $1,300/oz	$5,453	$40,450	$39,216	$49,194	$58,699	$45,669	$238,681
Selling Costs @ $ 1.57/oz ($000)	$7	$49	$47	$59	$71	$55	$288
NET SALES REVENUE ($000)	$5,446	$40,401	$39,169	$49,135	$58,628	$45,614	$238,393
Cash Production Costs ($000)
Direct Operating Costs	$14,031	$22,675	$23,168	$16,881	$15,962	$8,031	$100,748
Mine Indirect Costs	$1,365	$1,362	$1,359	$1,224	$1,171	$1,164	$7,644
Royalties	$138	$848	$609	$1,312	$2,274	$1,403	$6,583
TOTAL CASH COSTS ($000)	$15,534	$24,885	$25,136	$19,416	$19,406	$10,598	$114,976
Cash Cost Per Au oz ($/oz)	$2,814	$635	$920	$472	$418	$442	$626
EBITDA ($000)	($10,087)	$15,515	$14,033	$29,719	$39,221	$35,016	$123,417
EBITDA Per Au Oz ($/oz)	($1,828)	$396	$514	$722	$845	$1,460	$672
Capital Expenditures ($000)	$66,521	$0	$0	($4,461)	($502)	($6,309)	$55,248
Nevada Net Proceeds Taxes ($000)	$7	$439	$353	$1,173	$1,679	$1,441	$5,092
NET-PRE INCOME TAX CASH FLOW ($000)	($76,615)	$15,076	$13,680	$32,313	$38,045	$39,885	$63,078
Pre-Tax Cash Flow Cumulative ($000)	($76,615)	($61,538)	($47,859)	($14,852)	$23,193	$63,078	$63,078
Federal Income Tax	$0	$0	$0	($836)	($5,806)	($8,319)	($14,960)
NET AFTER TAX CASH FLOW ($000)	($76,615)	$15,076	$13,680	$32,171	$32,239	$31,566	$48,117

NPV PRE-TAX ($000) = $28,133 at 8% – IRR = 19.5%
NPV AFTER-TAX ($000) = $18,325 at 8% - IRR = 16%

7

Mag Open Pit Project Economic Summary

Gold Price $/oz	$1,300
Total Au Ozs	183,600
Pre-Tax NPV 8%	$28,133,0002
After-Tax NPV 8%	$18,325,000
Pre-Tax IRR	19.5%
Pre Tax Payback (yrs)	4.4
Cash Cost/Oz (operating)	$627

The following table shows the results of ±10% changes in price, OPEX, and CAPEX assumptions. It is apparent that the NPV is more sensitive to sale price than capital or operating costs changes.

Open Pit Sensitivity Analysis for Price, OPEX, CAPEX ($000s)

%Change	Pre-Tax NPV @ 5%	Pre-Tax NPV @ 8%	Pre-Tax NPV @ 10%

Price
-10%	20,726	11,551	6,327
0	39,252	28,133	21,768
+10%	57,926	44,854	37,343
Operating Cost
-10%	48,535	36,643	29,817
0	39,252	28,133	21,768
+10%	29,968	19,623	13,720
Capital Cost
-10%	44,710	33,533	27,124
0	39,252	28,133	21,768
+10%	33,794	22,733	16,413

There are approximately 183,600 ounces of recoverable gold in proven and probable reserves at a 0.0064 opt (AuCN) cutoff within that portion of the Mag Pit mineralization zone constrained by private lands controlled by Atna. Potential to develop additional mineralized resource exists. This development will require pit expansion beyond the limits of the private fee-owned lands onto federal lands managed by the United States Department of the Interior Bureau of Land Management and is not under consideration at this time. Additional study is recommended to evaluate the additional potential to develop these resources in conjunction with the recommended metallurgical testing discussed below.

8

Due to the short life of the project, the purchase of used mining equipment to reduce initial capital costs is a viable alternative and should be studied. Alternatively, the use of a contract miner may provide capital cost reduction, but with a likely increase in operating costs.

Additional stand-alone and stacked column leach testwork is recommended to further understand the impacts on gold recovery of varying cyanide soluable gold content and the degree of preg-robbing under leach conditions mimicking those anticipated for the industrial heap leach. Additional test regarding energy consumption used in crushing and run-of-mine size and recovery tests are recommended. Run-of-mine leaching was the past operating practice at Pinson: it may eliminate or reduce the need for crushing plant capital and should be studied.

Submitting a Mine-Plan-of-Operations is the next step required to commence the permitting process. This study provides the basis for that next step.

For additional information on Atna Resources and the Pinson mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential optimization, increased productivity, cost reduction, economics, or resource or reserve expansion at the Pinson mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements, if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, future operating costs at the Pinson mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining, exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2013 Form 20-F dated March 14, 2014.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

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FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com

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